April 12, 2017

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Lyn Shenk, Branch Chief

Re:	Manchester United pic
Form 20-F for Fiscal Year Ended June 30, 2016
Filed September 15, 2016
File No. 001-35627

Dear Mr. Shenk:

Set forth below are the responses of Manchester United plc (“Manchester United” or the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated, and received via email on March 29, 2017 (the “March 29 Letter”), related to the Company’s Form 20-F for the fiscal year ended June 30,2016, filed by the Company on September 15, 2016 (the “Form 20-F”).  Each response is keyed to the corresponding numbered paragraph in the March 29 Letter.

Form 20-F for Fiscal Year Ended June 30,2016

Index to Consolidated Financial Statements

Consolidated statements of cash flows, page F-8

1.                               We note the payment of £138,095,000 for intangible assets for 2016 under cash flow from investing activities. In the intangible assets roll forward schedule in Note 15 on page F-31, we note the addition of intangible assets in 2016 of £168,904,000 which is primarily related to new registrations during the year. In that regard, please reconcile for us the difference between these two amounts. To the extent that the difference is related to non-cash transactions, please tell us and disclose their nature and the amount in a footnote to the financial statements. Refer to paragraph 43 of IAS7.

Our intangible asset additions for the year ended June 30, 2016 primarily relate to player and key football management registrations. When acquiring players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year. Consequently, there are often timing differences between accounting for additions and physical cash payments.

For the year ended June 30, 2016, the payment of £138,095,000 for intangible assets comprises £137,349,000 for registrations and £746,000 for other intangible assets. The addition of intangible assets of £168,904,000 comprises £167,089,000 for registrations and £1,815,000 for other intangible assets, as disclosed in Note 15 on page F-31.

The difference between registration additions and cash payments is explained below:

	£’000	£’000
Additions for the year ended June 30, 2016 per Note 15		167,089
Movements in trade payables relating to registrations:
At 1 July 2015 per footnote to Note 23	114,937
Release of contingent consideration due to player disposal	(3,109)
Unwinding of discount	3,150
Foreign exchange loss on retranslation	11,574
At 30 June 2016 per footnote to Note 23	(156,292)
		(29,740)
Cash payments for the year ended June 30, 2016		137 349

Accordingly, the movement in trade payables relating to registrations for the year ended June 30, 2016 is £41,355,000, calculated as follows:

£’000
Future cash payments on registrations additions	29,740
Release of contingent consideration due to player disposal	(3,109)
Unwinding of discount	3,150
Foreign exchange loss on retranslation	11 574
Movements in trade payables relating to registrations	41 355

We would propose to include the following disclosure as a footnote to the Consolidated statement of cash flows in our 20-F for the year ending June 30, 2017:

“When acquiring players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year. During the year ended June 30, 2016, player and staff registrations additions totalled £167,089,000 — see note 15. Trade payables in relation to the acquisition of registrations at the balance sheet date are provided in note 23.”

The difference in the other intangible assets amounts of£1,069,000 relates to additions arising from value in kind transactions which are non-cash transactions. We do not consider this amount to be sufficientl y material to require separate disclosure as per paragraph 43 of lAS 7.

In summary, the difference between the addition of intangible assets of £168,904,000 and the payment for intangible assets of £138,095,000, amounting to £30,809,000, comprises:

£’000
Future cash payments on registrations additions	29,740
Non-cash - value in kind transactions	1,069
30,809

Note 2. Summary of significant accounting policies

c) Matchday, page F-13

2.                                 We note you account for the share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford as an operating expense. In that regard, please tell us and disclose the significant terms of the arrangement with the other participating club and competition organiser. It appears you are considered the principal and the other participating club and competition organiser are agents in terms of revenue presentation on the face of the financial statements. If so, please tell us how you consider the arrangement terms and the guidance within paragraph 21 of lAS 18 IG in determining whether you are the principal or agent in this transaction and expand to disclose your accounting policy in this area. Refer to paragraph 35 of lAS 18 and paragraph 117 of lAS 1.

Under the competition rules for certain domestic cup competitions (currently the FA Cup and the EFL Cup), the home club is required to share a proportion of the ticket sales (i.e. gate receipts) with the other participating club and the competition organiser. The share paid to the other participating club and the competition organiser is calculated based on specified percentages of net gate receipts as set out in the competition rules. As the Company acts as the principal in this arrangement, we believe that the correct accounting treatment for this related cost is to treat it as an operating expense. Where Manchester United is the away club in these competitions only the share of gate receipts we receive from the home club is recognised as revenue.

The Company considers that it is acting as principal with regard to the sale of match tickets for all Manchester United matches played at Old Trafford, including Manchester United cup matches played at Old Trafford.

We have considered paragraph 21 of lAS 18 IG and set out below the relevant factors taken into consideration when deciding that the Company is acting as principal with regard to the sale of match tickets for Manchester United cup matches played at Old Trafford:

•                The Company has the primary responsibility for providing the services and facilities to the customer and for fulfilling the order for match tickets;

•     The Company owns, develops and maintains the stadium, Old Trafford, which is akin to “inventory risk”; and

•     The Company sets the prices for the match tickets directly.

We propose to expand the wording in the Matchday accounting policy under Note 2 in our 20-F for the year ending June 30, 2017 to read as follows:

“As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense.”

3.                                 In addition, please tell us and disclose where you record the operating expenses associated with the payments of share gate receipts to other participating clubs and competition organisers in the financial statements.

The share of gate receipts payable to the other participating club and competition organiser for domestic cup matches played at Old Trafford (“domestic cup gate share”) is included in the “other operating expenses” amount of £99,006,000 in Note 5 (Operating expenses) on page F-24. The domestic cup gate share cost for the fiscal year ended June 30, 2016 was £3,789,000. We do not consider this amount to be sufficiently material to require separate disclosure. Please also see our response to question 4 below.

Note 5. Operating expenses, page F-24

4.                                 We note your disclosure of £99,006,000 of other operating expenses for 2016. In light of its significance, please tell us and disclose the component amounts making up this subtotal. Refer to paragraphs 85 and 97 of lAS 1.

In accordance with paragraph 97 of lAS, our disclosure in Note 5 of our Annual Report is intended to disclose the nature and amount of material expense items.

Other operating expenses for 2016 comprise:

£’000
Sponsorship, other commercial and broadcasting costs	21,043
External matchday costs	22,244
Property costs	19,180
Other expenses (individually less than £10,000,000)	36,539
99,006

We propose to expand the disclosure in Note 5 in our 20-F for the year ending June 30, 2017 to include the additional disclosure provided above.

Sponsorship, other commercial and broadcasting costs include costs such as finders fees; ambassador costs; retail , merchandising, apparel and product licensing cost of sales; and broadcasting platform costs.

Other expenses (individually less than £10,000,000) include costs such as travel; legal, professional and Consultancy fees; marketing; insurance; and printing, postage and stationery.

The domestic cup gate share cost for the fiscal year ended June 30, 2016 of £3,789,000 is included within External matchday costs in the table above.

* * *

In connection with responding to your comments in the March 29 Letter, the Company acknowledges that:

•                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely, MANCHESTER

UNITED PLC

/s/ Cliff Baty
Chief Financial Officer